Exhibit 4.53

English Translation

No.:

Form of Guarantee Contract

Bank of Communications, Nanjing Branch

Published in October 2007

No.:

Guarantee Contract

Important

The Guarantor is advised to read carefully the entire text of this Contract, especially those provisions marked with ▲▲. Please do not hesitate to contact the Creditor for explanation to any questions that arise.

Guarantor: China Electric Equipment Group Co., Ltd.
Legal Representative (Responsible Person): Lu Tingxiu
Credentials Type: Credentials No.:
Legal (Residential) Address:
Correspondence Address: Post Code:
Tel.:

Creditor: Bank of Communications, Nanjing Branch

Responsible Person: Zhu Hexin

Correspondence Address: 124 Zhongshan North Road, Nanjing

WHEREAS, CEEG (Nanjing) PV-Tech Co., Ltd. (hereinafter referred to as “the Debtor”) and the Creditor have entered into the Loan Contract (No.                 ) (hereinafter referred to as “the Main Contract”), the Guarantor agrees to provide its guarantee over the Creditor’s right under the Main Contract.

This Contract is entered into between the Guarantor and the Creditor after negotiation to clarify their respective rights and obligations.

Article 1 Creditor’s Right to be Secured

The Guarantor shall secure the Creditor’s right over the principal under the Main Contract: RMB (currency)                      (amount in word). Other detailed stipulations shall refer to the Main Contract.

Article 2 Obligations of Guarantee

2.1 The guarantee under this Contract represents a joint and several liability.

2.2 The scope of the guarantee covers the principal, interest, compound interest, penalty interest, default penalty, damages and expenses involved in exercising the Creditor’s right under the Main Contract. The expenses for exercising the Creditor’s right include but are not limited to collection expenses, litigation fee (or arbitration fee), preservation fee, notice charge, execution fee, attorney’s fee, travel expenses and other expenses.

2.3 The term of guarantee shall be two years commencing from the expiration of the indebtedness performance period (the date of prepayment by the Creditor under the bank acceptance bill / letter of credit / letter of guarantee / standby letter of credit).

In case the Debtor is to fulfill his repayment obligation in installments under the Main Contract, the term of guarantee shall cover repayment obligation of each specific installment, which shall commence from the maturity date of each repayment installment (the date of prepayment by the Creditor) and expire two years after the maturity date of the last installment of repayment (the date of prepayment by the Creditor).

If the Creditor accelerates the maturity of all debts under the Main Contract, the early maturity date prescribed by the Creditor shall be the maturity date of indebtedness performance.

▲▲2.4 In accordance with Article V of the Security Law of the People’s Republic of China, both parties to this Contract enters into the following special agreement: the effectiveness of this Contract shall be independent from that of the Main Contract, and the invalidity of the Main Contract or its related provision(s) shall not affect the validity of this Contract. The Guarantor shall undertake a joint and several liability for repayment or indemnity when Main Contract becomes invalid.

▲▲Article 3 Representations and Warranties by the Guarantor

3.1 The Guarantor has capacity for civil rights and full capacity for civil action (in the event the Guarantor is a natural person) / the Guarantor is duly incorporated and existing with a full capacity to exercise all essential rights (in the event the Guarantor is a non-natural person), perform in his own name obligations under this Contract, and undertake civil responsibilities.

3.2 It is the true will of the Guarantor to sign and perform this Contract, and the Guarantor has obtained all the required consent, approval and authorization. There should not be any legal mistake.

3.3 All the documents, materials and information provided by the Guarantor to the Creditor in the course of execution and performance of this Contract are authentic, accurate, complete and valid.

▲▲Article 4 Obligation of Guarantor

4.1 If the Debtor fails to repay in full as scheduled all or part of the loan, financing payment principal or the prepayment made by the Creditor or corresponding interest, the Guarantor shall unconditionally and immediately pay the Creditor all the overdue amounts for the Debtor.

The Guarantor agrees that in the event the Main Contract is also secured by mortgage or pledge provided by the Debtor or any third party, the Creditor is entitled to decide, in its sole discretion, the order of exercising the rights. The Creditor is entitled to require the Guarantor to pay all the overdue amounts for the Debtor immediately instead of exercising the security interest first. In the event the Creditor waive the security interest or its synposition or change the security interest, the Guarantor shall still be liable for the guarantee responsibility in accordance with this Contract and may not be exempt from any responsibility.

4.2 The Guarantor shall assist the Creditor in the supervision and inspection of the former’s income and credit status (in the event the Guarantor is a natural person) / business operation and financial status (in the event the Guarantor is a non-natural person); it shall also provide, upon request by the Creditor, all the financial statements, other materials and information and ensure that the documents, materials and information provided are authentic, complete and accurate.

4.3 The Guarantor shall give the Creditor a written notice thirty days in advance in case of any of the followings, and shall not take the following actions before the Creditor’s right under the Main Contract is totally enforced unless otherwise consented in writing by the Creditor:

(1) Sale, disposal as a gift, lease, loan, transfer, mortgage, hypothecation or disposal in some other manner of the major property, or all or most of the property;

(2) Major change in the business operation or the corporate structure, including but not limited to contracting, leasing, joint venture, incorporation reform, shareholding reform, sale of enterprise, merger (acquisition), joint operation (cooperation), divestiture, subsidiary formation, property transfer, and capital reduction.

4.4 The Guarantor shall give a written notice to the Creditor within seven days when any of the followings occurs:

(1) Amendment to Articles of Association; changes in business registration such as name of enterprise, legal representative, location, correspondence address or business scope; or decisions which greatly affect financial affairs or human resources;

(2) Intention to apply for bankruptcy, or that the Creditor may or has applied for bankruptcy of the Debtor;

(3) Being involved in major legal action, arbitration or administrative measures, or that property preservation or other coercive judicial measures have been taken on the principal property;

(4) The Debtor provides guarantee for a third party, resulting in materially adverse consequences on his economic condition, financial situation or his ability to perform this Contract;

(5) Entering into a contract that is of a material impact on his business operation and financial status;

(6) Cessation of production, going out of business, dissolution of business, suspension of business for regulatory measures, cancellation of business registration or revocation of business license;

(7) Activity/activities illegal or breaching applicable stock exchange rules found with the Guarantor or its legal representative (responsible person) or any of the major managerial staff;

(8) Serious difficulties in business, deterioration of financial situation or any other events that adversely affect the Guarantor in his normal business operation, financial status or repayment ability or economic condition;

(9) Job or income of the Guarantor is materially changed or change of contact information such as domicile (in the event the Guarantor is a natural person).

4.5 Before the Debtor has fulfilled all its obligation to repay the Creditor as specified in the Main Contract, the Guarantor shall not exercise his right of recourse on the Debtor or any other guarantors granted by this Contract.

4.6 The Guarantor shall still undertake the joint and several liability for the said guarantee if the Creditor and the Debtor amend the Main Contract. However, the Guarantor shall only undertake its obligation of guarantee in accordance with the original amount, currency, interest rate and term unless the Guarantor agrees in written consent to increase the amount, change the currency, increase the interest rate for a non-legal reason, or extend the term of repayment.

▲▲Article 5 Agreement on Collection

5.1 The Guarantor authorizes the Creditor to deduct from the balance in any of his deposit accounts at the Bank of Communications the overdue amount by the Debtor or the Guarantor for repayment.

5.2 After that, the Creditor shall inform the Guarantor of the account number involved in such collection, the reference number of the Main Contract, the reference number of the Contract of Guarantee, the amount deducted, and the balance of debt.

5.3 If the collected amount is found to be insufficient to repay all the debts, it shall be used first to cover the overdue fees, then to cover the following fees:

(1) Should the delay in repayment for the principal and interest last less than 90 days, the balance after the deduction shall be used to repay the interest or penalty interest or compound interest due, and then the outstanding principal for loans (except personal loans) or business financing (except outward factoring); Should the delay in repayment for the principal or the interest exceed 90 days, the balance after the deduction shall be used first to repay the principal outstanding prior to the interest or penalty interest or compound interest due.

(2) The balance after the deduction shall be used first to repay the principal outstanding prior to the interest or penalty interest or compound interest due under the bank acceptance bill, letter of credit, letter of guarantee and outward factoring.

(3) The order of debt repayment under personal loan business shall be in accordance with the agreement in the Main Contract.

5.4 Should the currency of the amount deducted be different from that of the debt to be repaid, the exchange rate as promulgated by the Bank of Communications upon the time of deduction shall form the basis of conversion.

Article 6 Dispute Resolution

Any dispute arising from this Contract should be resolved by legal action at the court of a local jurisdiction where the Creditor is located. During the course of dispute, the parties concerned shall continue to perform the terms that are not involved in the dispute.

Article 7 Miscellaneous

▲▲ 7.1 The Creditor shall have the right to report to the relevant authority and make it public in the mass media if the Guarantor dodges the supervision by the Creditor, delays repayment of debt under guarantee, or intentionally evades the debt.

7.2 The Guarantor has read carefully the Main Contract, and has confirmed and accepted all the provisions therein.

7.3 This Contract shall come into effect upon the satisfaction of the following conditions: (1) the signature (or seal) by the legal representatives (responsible persons) or authorized representatives of the Guarantor, with official seals affixed hereto; in the event the Guarantor is a natural person, the signature of the Guarantor; and (2) the signature (or seal) by the responsible persons or authorized representatives of the Creditor, with official seals affixed hereto.

7.4 This Contract is executed in              original counterparts. Each of the Guarantor, the Creditor and the Debtor shall hold one counterpart.

Article 8 Other Items Agreed On

▲▲ 8.1 During the period of execution of this Contract, the relationship between the Debtor and the Guarantor is the second of the following relations: (1) The Borrower is the shareholder or actual controller of the Guarantor as defined by Company Law (2) The Borrower is not the shareholder nor actual controller of the Guarantor and doesn’t plan to be its shareholder or actual controller.

▲▲8.2

(No text below)

The Guarantor has read all the above provisions; the Creditor has made the corresponding explanations in response to the request by the Guarantor; and the Guarantor has no objection to all the particulars of this Contract.

Guarantor (Seal/Signature)	Creditor (Seal)

Legal Representative	Responsible Person or
(Responsible Person) or	Authorized Representative
Authorized Representative	(Signature/Seal)
(Signature/Seal)
Lu Tingxiu (Seal)	Liu Shuanxing (Seal)

Date Signed:	Date Signed:

No.	Ref.	Ref. of the Loan Contract	Amount	Copies of Originals	Date of Agreement
1	1071089	1071089	RMB forty million	N/A	December 28, 2007
2	1080025	1080025	RMB forty million	N/A	January 4, 2008